

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2025

Andrew E. Page
Chief Financial Officer
Amer Sports, Inc.
149 Fifth Avenue, 9th Floor
New York, New York 10010

  Re: Amer Sports, Inc.
    Form 20-F for The Fiscal Year Ended December 31, 2024
    Filed March 7, 2025
    File No. 001-41943

Dear Andrew E. Page:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing